UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 1, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated February 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: March 1, 2013	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge and Energy Transfer Join to Provide Crude Oil Pipeline Access to Eastern Gulf Coast Market

Calgary, Alberta and Dallas, Texas – February 15, 2013 – Enbridge Inc. (NYSE, TSX:ENB) and Energy Transfer announced today that they have entered into an agreement on the terms for the joint development of a project to provide crude oil pipeline access to the eastern Gulf Coast refinery market from the Patoka, Illinois hub.

The project will involve the conversion from natural gas service to crude oil service of certain segments of pipeline that are currently in operation as part of the natural gas system of Trunkline Gas Company, LLC, a subsidiary of Energy Transfer Partners, L.P. and Energy Transfer Equity, L.P. This agreement is subject to approval by the Federal Energy Regulatory Commission (FERC) of Trunkline’s July 2012 request to abandon certain designated segments of pipeline from natural gas transmission service. The converted 30-inch diameter crude oil pipeline is expected to be in service by 2015. It will have capacity of up to 420,000 to 660,000 barrels per day (bpd) depending on crude slate and the level of subscriptions received in an open season to be conducted in the near future.

Enbridge and Energy Transfer (NYSE: ETP and ETE) would each own 50% of the joint venture entity. Enbridge’s participation in the venture is subject to a minimum level of commitments being obtained in the open season, and on completion of due diligence.

Crude oil can reach the Patoka hub from both western Canada production and from the Bakken play in North Dakota through a variety of existing pipelines as well as through Enbridge’s Southern Access Extension pipeline, which is already under development. The eastern Gulf Coast market is a highly attractive market for Canadian and Bakken crude, but is not currently accessible by pipeline. The Trunkline conversion would create the first pipeline transportation option for transportation of crude oil to the eastern Gulf Coast from the midwest U.S.

Once completed, the project will span more than 700 miles, including a new lateral from central Louisiana, near the town of Boyce, to the refining market and the crude oil hub at St. James, Louisiana. The St. James hub will provide access to refineries in the eastern Gulf Coast, as well as dock access for water-borne shipments.

“Connecting the Patoka hub to the St. James hub is an important component of our broader plans to open up access to the eastern Gulf Coast crude oil market and responds to significant interest from both producers and refineries,” said Al Monaco, President and Chief Executive Officer, Enbridge. “Together with our western Gulf Coast Access program, which includes the expanded Seaway Pipeline, this new project would provide western Canadian and Bakken producers with access to the largest refining center in the world with approximately nine million bpd of crude oil processing capacity. The Gulf Coast market is ideally suited for both heavy and light crude oil.

“Over the last two years, we have committed $15 billion of new investments that will open new markets and help to address the significant price disparities facing western Canadian and Bakken producers, and to meet the demand of North American refiners. Across our three major market access programs currently underway, we’re using existing infrastructure and rights-of-way to the greatest extent possible. We are pleased to partner with Energy Transfer in taking an innovative approach to using a currently underutilized asset to create cost effective and timely solutions for our customers and, importantly, minimize our environmental footprint and our impact on landowners and communities,” Mr. Monaco added.

“This project will be another significant step toward our goal of optimizing the Energy Transfer asset base, while helping solve the critical logistics bottlenecks in North America by connecting enormous reserves of oil to the most attractive markets in the U.S., near St. James Louisiana,” said Mackie McCrea, President and Chief Operating Officer of ETP. “Energy Transfer looks forward to developing this project with Enbridge and to establishing a key transportation conduit to link a diversified slate of reliable, long-term crude oil reserves to refineries along the eastern Gulf Coast, while increasing Energy Transfer’s footprint in crude oil transportation.”

About Enbridge Inc.

Enbridge Inc. is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in almost 1,000 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind and solar energy, geothermal and hybrid fuel cells. Enbridge employs about 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Energy Transfer Partners, L.P.

Energy Transfer Partners, L.P. (NYSE:ETP) is a master limited partnership owning and operating one of the largest and most diversified portfolios of energy assets in the United States. ETP currently has natural gas operations that include approximately 24,000 miles of gathering and transportation pipelines, treating and processing assets, and storage facilities. ETP also owns general partner interests, 100% of the incentive distribution rights, and a 32.4% limited partnership interest in Sunoco Logistics Partners L.P. (NYSE:SXL), which operates a geographically diverse portfolio of crude oil and refined products pipelines, terminalling and crude oil acquisition and marketing assets. ETP also holds a 70% interest in Lone Star NGL, a joint venture that owns and operates natural gas liquids storage, fractionation and transportation assets in Texas, Louisiana and Mississippi. In addition, ETP holds controlling interest in a corporation (ETP Holdco Corporation) that owns Southern Union Company and Sunoco, Inc. ETP’s general partner is owned by ETE. For more information, visit the Energy Transfer Partners, L.P. website at www.energytransfer.com.

About Energy Transfer Equity, L.P.

Energy Transfer Equity, L.P. (NYSE:ETE) is a master limited partnership, which owns the general partner and 100% of the incentive distribution rights (IDRs) of Energy Transfer Partners, L.P. (NYSE:ETP) and

approximately 50.2 million ETP limited partner units; and owns the general partner and 100% of the IDRs of Regency Energy Partners LP (NYSE:RGP) and approximately 26.3 million RGP limited partner units. ETE also owns a non-controlling interest in a corporation (ETP Holdco Corporation) that owns Southern Union Company and Sunoco, Inc. The ETE family of companies owns approximately 69,000 miles of natural gas, natural gas liquids, refined products, and crude pipelines. For more information, visit the Energy Transfer Equity, L.P. web site at www.energytransfer.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge and Energy Transfer believe that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge and Energy Transfer make these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, neither Enbridge nor Energy Transfer assumes any obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise. Please visit www.enbridge.com or www.energytransfer.com.

FOR FURTHER INFORMATION FROM ENBRIDGE PLEASE CONTACT:

Media Jennifer Varey (403) 508-6563 or (888) 992-0997 Email: Jennifer.varey@enbridge.com Larry Springer Toll-free : (877) 496-8142 E-mail: usmedia@enbridge.com	Investment Community Jody Balko (403) 231-5720 Email: jody.balko@enbridge.com

FOR FURTHER INFORMATION FROM ENERGY TRANSFER PLEASE CONTACT:

Vicki Granado Granado Communications Media (214) 599-8785	Brent Ratliff Investor Relations (214) 981-0700